UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Whitemark Homes, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

96536P 10 5

(CUSIP Number)

William Michael Adkinson

40001 Emerald Coast Parkway

Destin, Florida 32541

(850) 654-7211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96536P 10 5	2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Michael Adkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock 1,978,077 8 SHARED VOTING POWER Common Stock 0 9 SOLE DISPOSITIVE POWER Common Stock 1,978,077 10 SHARED DISPOSITIVE POWER Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 1,978,077 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 10.7% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on a total of 18,401,419 outstanding shares of Common Stock of Whitemark, as disclosed in Whitemark’s Quarterly Report on Form 10QSB for the quarterly period ended March 31, 2004.

SCHEDULE 13D

CUSIP No. 96536P 10 5	4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry Wayne Adkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock 0 8 SHARED VOTING POWER Common Stock 0 9 SOLE DISPOSITIVE POWER Common Stock 0 10 SHARED DISPOSITIVE POWER Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 0.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 96536P 10 5	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chad Michael Adkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock 0 8 SHARED VOTING POWER Common Stock 0 9 SOLE DISPOSITIVE POWER Common Stock 0 10 SHARED DISPOSITIVE POWER Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 0.0%
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer.

This Statement on Schedule 13D/A amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 22, 2002, by the persons named in Item 2 below. This Amendment No. 1 on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of Whitemark Homes, Inc., a Colorado corporation (“Whitemark”). Whitemark’s principal executive offices are located at 650 S. Central Avenue, Suite 1000, Oviedo, Florida 32765.

Unless otherwise noted, all defined terms have the meanings set forth in the Schedule 13D filed on February 22, 2002. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

Item 2.    Identity and Background.

Paragraphs (a) and (c) of Item 2 of the previously filed Schedule 13D are amended to read in their entirety as follows:

(a)	This statement on Schedule 13D is being filed on behalf of each of the following persons (who are collectively referred to herein as the “Adkinsons”): William Michael (“Mike”) Adkinson (the reporting person), Larry Wayne (“Wayne”) Adkinson and Chad Michael (“Chad”) Adkinson. Wayne and Chad Adkinson join in this filing solely for the purpose of disclosing that they are no longer reporting persons.

(c)	The present principal occupation of Mike Adkinson is real estate development management. Mike Adkinson is currently employed by North Florida Consulting, Inc. (“NFC”). The principal business of NFC is real estate development and the address of its principal executive offices is 40001 Emerald Coast Parkway, Destin, Florida 32541.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the previously filed Schedule 13D is amended to read in its entirety as follows:

Previously, Mike Adkinson personally guaranteed a loan to Whitemark in the amount of $1.8 million in exchange for a promissory note from Whitemark secured by 825,000 shares of Whitemark Common Stock. Whitemark defaulted and the lender foreclosed and took the shares. On July 12, 2004, Mike Adkinson paid $1,138,195.00 to the lender in satisfaction of his personal guarantee, and the 825,000 shares of Whitemark Common Stock were transferred to Mike Adkinson for no additional consideration. The price per share of the Common Stock as of the date of the transfer was $0.11. Mike Adkinson borrowed the funds personally from North Florida Consulting, Inc. to purchase the shares. Mike Adkinson owns all of the capital stock of North Florida Consulting, Inc.

Previously, Whitemark had purchased property from two individual investors for a total price of $1,500,000. The investors each took shares of Whitemark Common Stock as collateral (one took 576,538 and the other took 576,539 shares) with Mike Adkinson personally guaranteeing the loan. Whitemark has also defaulted on its obligations to the two investors. On July 13, 2004, Mike Adkinson paid each of them $750,000 in satisfaction of his personal guarantee and the 1,978,077 shares of Common Stock were transferred to Mike Adkinson for no additional consideration. The price per share of the Common Stock as of the date of the transfer was $0.11. Mike Adkinson borrowed the funds personally from North Florida Consulting, Inc. to purchase the shares. Mike Adkinson owns all of the capital stock of North Florida Consulting, Inc.

Item 4.    Purpose of Transaction

Item 4 of the previously filed Schedule 13D is amended to read in its entirety as follows:

Mike Adkinson intends to sell the 1,978,077 shares of stock of Whitemark beneficially owned by him. Pursuant to the Settlement Agreement described in Item 5(c) below, which was entered into in connection with the settlement of certain lawsuits between the Adkinsons and Whitemark, Whitemark has a 30-day option to acquire the 1,978,077 shares of Common Stock purchased by Mike Adkinson for the price that Mike Adkinson paid for such shares or the fair market value of such shares, whichever price is greater. The option expires 30 calendar days following written notice from Mike Adkinson, which will be given on July 16, 2004.

Item 5.    Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the previously filed Schedule 13D are amended to read in their entirety as follows:

(a)	As of July 13, 2004, Mike Adkinson owns 1,978,077 shares of Common Stock, which constitute approximately 10.7% of the total outstanding shares of Common Stock (based on a total of 18,401,419 outstanding shares of Common Stock of Whitemark, as disclosed in the Whitemark’s Quarterly Report on Form 10QSB for the quarterly period ended March 31, 2004). As of July 12, 2004, neither Wayne nor Chad Adkinson owned any shares of Common Stock.

(b)	Mike Adkinson has the sole power to vote and dispose of the 1,978,077 shares of Common Stock described above.

(c)	A Settlement Agreement entered into by Whitemark, certain of Whitemark’s subsidiary entities, officers and directors, Mike Adkinson, and parties and entities related to Mike Adkinson on April 18, 2003 (the “ Settlement Agreement”), provided for the termination of certain agreements, the release of certain obligations, the dismissal of all lawsuits and the transfers of certain assets among the parties thereto. Pursuant to the Settlement Agreement, 5,000,000 shares of Common Stock previously held by the Adkinsons were transferred to Whitemark for no additional consideration. The Adkinsons executed irrevocable stock powers transferring 5,000,000 shares to the issuer, 4,300,000 of which were held by Mike Adkinson. Such stock powers were delivered to an escrow agent to be held pending return to Whitemark for cancellation when the stock certificates are released by a third party lender. As a result of such transaction, none of the Adkinsons have the sole or shared power to vote or to dispose of any of such 5,000,000 shares. As part of the Settlement Agreement, Mike Adkinson, Wayne Adkinson and Chad Adkinson resigned from all positions with Whitemark and any entity retained by Whitemark.

Previously, Whitemark, Kenneth Lawrence (“Larry”) White, and each of the Adkinsons had entered into a Voting Agreement, effective as of November 7, 2001 (the “Voting Agreement”) which provided for shared voting power among the Adkinsons and Larry White. Under the Voting Agreement, the Adkinsons and Larry White were deemed to be a “group” under federal securities laws. However, pursuant to the Settlement Agreement, the Adkinsons irrevocably relinquished all rights and benefits under the Voting Agreement.

The Settlement Agreement provides that Larry White has the right to vote such shares in accordance with the terms of the Voting Agreement and that Whitemark has the right to transfer the stock subject to the terms of the Settlement Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2004

/s/ William Michael Adkinson
William Michael Adkinson

/s/ Larry Wayne Adkinson
Larry Wayne Adkinson

/s/ Chad Michael Adkinson
Chad Michael Adkinson